Exhibit 99.1

April 9, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT  PANTHER  SILVER  ANNOUNCES  RESIGNATION  OF  DIRECTOR

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") announces that Mr. Geoff Chater has resigned from his position as a director of Great Panther as a result of his recent acceptance of the President and CEO position at Luna Gold.

"I have sincerely enjoyed serving on the Board of Great Panther and was looking forward to further contributing; however my recent appointment with Luna Gold precludes me from continuing in this position. I wish Great Panther, its directors and employees all the best going forward", stated Mr. Chater. Mr. Bob Garnett, Chairman of Great Panther responded, "It has been a pleasure to work with Geoff. I wish to thank him for his contributions to Great Panther and congratulate him on his new role.”

The Company has commenced a search for a new director to replace Mr. Chater.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia. Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa. The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.